SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


        For the month of June 2003      Commission File Number 1-7274

                                   Bell Canada
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada
                            H3B 4Y7, (514) 870-1511
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F  X


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No  X


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------

Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

For immediate release


                    BELL CANADA RENEWS $3 BILLION MTN PROGRAM


Montreal (Quebec), June 18, 2003 -- Bell Canada today announced the filing, with the various securities regulatory authorities in all the provinces of Canada, of a prospectus supplement to a short form base shelf prospectus dated June 13, 2003.

This filing was made to renew Bell Canada's Medium Term Notes (MTN) program and will enable Bell Canada to offer up to $3 billion of MTN Debentures from time to time over a two-year period. Consistent with past practices, the MTN program was renewed so as to continue to provide Bell Canada with financial flexibility and efficient access to Canadian capital markets.

Bell Canada also entered into a dealer agreement with BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. under which the dealers have agreed to act as agents, principals or underwriters with respect to the offering of the MTN Debentures.

About Bell Canada

Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.


                                     --30--

For further information:
Nick Kaminaris
Corporate Communications
(514) 786-3908

                                     SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   Bell Canada



                                          (signed Michael T. Boychuk)
                               ------------------------------------------------
                                                 Michael T. Boychuk
                                         Senior Vice-President and Treasurer



                                                Date: June 18, 2003